Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

November 18, 2021

Office of Energy & Transportation

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:  Irene Barberena-Meissner

Re:	Imperial Petroleum Inc.
CIK 0001876581
Registration Statement on Form F-1
Filed on November 18, 2021

Ladies and Gentlemen:

This letter sets forth the response of Imperial Petroleum Inc. (the “Registrant”) to the comment letter dated November 17, 2021 of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) with respect to the Registrant’s Registration Statement on Form F-1 filed with the SEC via EDGAR on November 12, 2021 (the “Registration Statement”). The Registrant has filed with the SEC an amendment to the Registration Statement (the “Revised Registration Statement”) today via EDGAR responding to the Staff’s comments. In order to facilitate your review, we have repeated the Staff’s comments below.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement. Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant. References to page numbers in the comments below are to page numbers in the Registration Statement. References to page numbers in the responses below are to page numbers in the Revised Registration Statement.

Prospectus Summary

Management of our Fleet, page 9

1.

We note that your disclosure on page 9 and elsewhere in your filing regarding the term of the management agreement does not appear to be consistent with the term and termination provisions in the management agreement filed as Exhibit 10.1. Please revise to address this inconsistency, and to disclose the term and termination provisions set forth in the management agreement.

Response: The Registrant respectfully advises the Staff that the Registrant has revised the Registration Statement on page 108 to include a description of the termination provisions set forth in the management agreement, and has also revised the form of Management Agreement, which has been refiled as an exhibit to the Revised Registration Statement, such that the form of Management Agreement now contains term and termination provisions consistent with the disclosure set forth on page 9 and elsewhere in the Revised Registration Statement.

2.

Similarly, we note your disclosure on page 69 and elsewhere in your filing that pursuant to your management agreement, you will initially reimburse Stealth Maritime for its payment of the compensation of your executive officers for the first 12 months following the spin- off and then your Board will agree upon any further management compensation. However, such terms do not appear to be set forth in the management agreement. Please revise or advise.

Response: The Registrant respectfully advises the Staff that the revised form of Management Agreement refiled as an exhibit to the Revised Registration Statement contains terms providing for the reimbursement of Stealth Maritime for the compensation of the Company’s executive officers consistent with the disclosure set forth on page 69 and elsewhere in the Registration Statement.

3.

Please revise your prospectus to describe the registrant’s obligations under the management agreement to indemnify and hold harmless Stealth Maritime and its employees, agents and sub-contractors. We note the related provision in Section 20(c) of the management agreement.

Response: In response to the Staff’s comment, the Registrant has revised the Registration Statement on page 108 to include a description of the Registrant’s obligations under the management agreement to indemnify and hold harmless Stealth Maritime and its employees, agents and sub-contractors.

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Please contact the undersigned (212.309.6704) at Morgan, Lewis & Bockius LLP if you have any questions with respect to the foregoing.

Very truly yours,

MORGAN, LEWIS & BOCKIUS LLP

By:	/s/ Finn Murphy
Finn Murphy

cc:	Brian McAllister (Securities and Exchange Commission)

Craig Arakawa (Securities and Exchange Commission)

Laura Nicholson (Securities and Exchange Commission)

Harry N. Vafias (Imperial Petroleum Inc.)

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